UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   March 2007                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated March 22, 2007.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: March 26, 2007	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

March 22, 2007

EPZ.V

ESPZF.PK

www.esperanzasilver.com

NEWS RELEASE
Esperanza Announces Cerro Jumil Drill Results

Vancouver, B.C.: Esperanza Silver Corp. is pleased to announce results from 16 new drill holes at its 100%-owned Cerro Jumil gold project in Morelos State, Mexico. Gold was found in all completed drill holes. Highlights include:

·

Reverse circulation drill hole RCHE-07-02, an angled drill hole which contained a 34.5 meter interval averaging 1.89 grams per tonne gold.

·

Diamond drill hole DHE-07-38, an angled drill hole which intercepted five separate horizons containing a cumulative 45 meters averaging 1.86 grams per tonne gold. The drill hole ended in skarn mineralization assaying 1.23 g/t Au.

Complete results are presented in the table below:

Cerro Jumil Project Drill Hole Summary March 22, 2007
Hole	From (meters)	To (meters)	Interval Length	Grade (grams Au/tonne)	Grade (grams Ag/tonne)
West Zone DHE-06-32	28.0	37.0	9.0	*	45.2
DHE-06-33	127.0	134.0	7.0	1.44	11.4
DHE-06-34	157.0	165.0	8.0	*	55.8
DHE-06-34	165.0	173.0	8.0	0.33	*
Southeast Zone
DHE-06-35	84.0	88.0	4.0	1.64	*
DHE-06-35	101.0	105.0	4.0	1.26	*
DHE-06-35	127.0	151.0	24.0	0.48	*
DHE-07-36	125.0	141.0	16.0	1.52	*
DHE-07-37	Lost hole at 146.3 meters - short of target
DHE-07-38	20.0	31.0	11.0	2.50	*

DHE-07-38	84.0	93.0	9.0	1.7	*
DHE-07-38	105.0	118.0	13.0	1.2	*
DHE-07-38	146.0	155.0	9.0	2.2	*
DHE-07-38	Lost hole @ 203.9, last 2.9 mts. 1.23g/t Au
DHE-07-39	Lost hole @ 179 meters in skarn (Last 3 mts. 0.54 g/t Au)
RCHE-07-01	24.0	51.0	27.0	1.2	*
RCHE-07-02	40.5	75.0	34.5	1.8	*
RCHE-07-03	37.5	55.5	18.0	1.0	*
RCHE-07-04	42.0	54.0	12.0	1.4	*
RCHE-07-05	94.5	102.0	7.5	0.7	*
RC H E-07-06	124.5	142.5	18.0	1.4	*
RCHE-07-07	148.5	153.0	4.5	1.4	*
RCHE-07-08	Lost hole @ 154.5 meters - short of target
* silver <10 g/t, gold <0.3 g/t

A plan of drill hole locations is attached.

The Cerro Jumil Project

Cerro Jumil is the company’s 100%-owned bulk-tonnage gold project south of the city of Cuernavaca in Morelos State, Mexico. Previous drilling in 2005 and 2006 has defined two principal zones of mineralization. Both zones are open along strike and at depth.

A 1,200-meter drill program, completed in the West Zone during March 2005, consisted of eight diamond drill holes below a series of mineralized sample trenches. Significant gold values were intercepted over an area approximately 300 meters long. Drill intercepts of note included 36.3 meters of 2.2 grams gold per tonne and 20 meters of 1.91 grams gold per tonne.

A second phase of drilling to test the newly identified Southeast Zone was completed in April 2006. Gold has been found in all 21 drill holes (including 65 meters of 0.98 grams per tonne gold, 49.1 meters of 1.1 grams per tonne and 29.6 meters of 2.1 grams per tonne). This zone is over 600 meters in length and is open at both ends and at depth. It has been drilled from surface down to 200 meters and gold has been identified within a number of horizons.

The Current Program

The current drill program is designed to achieve three purposes: exploration to search for extensions of the known gold zones, to test other targets on the property, and a program of infill drilling intended to provide sufficient data for an initial resource estimate. The latest drilling program began in late 2006 initially with one diamond core rig. It was joined in mid-January 2007 by a reverse circulation drill rig. Both rigs are now turning on the property.

Potential for Significant Zone to the East

Drill holes RCHE-07-3 to 8 tested the extension of the Southeast Zone northward and eastward. The drilling to the north extended the Southeast zone another 80 meters northward for a total of 680 meters. More importantly, these holes tested and confirmed the presence of shallow mineralization eastward as indicated by a geophysical study completed during the summer of 2006. This confirmation of the geophysical results indicates a significant potential extension of the Southeast zone toward the north and eastward for further exploration. Drill road and pad construction is now planned to evaluate an additional 500 meters of this zone towards the northeast.

Diamond drill holes DHE-06-35 and DHE-07-36 to 38 were in-fill drill holes and all encountered gold mineralization except for DHE-07-37 which was lost short of the targeted gold horizon.

Drill hole DHE-07-39 was designed as a step-out to test the extension of the Southeast zone southward. The drill hole was lost at 179 meters before it hit its primary target. The presence of gold in the bottom of the hole possibly suggests that this zone indeed extends southward.

Drilling in the West zone (DHE-06-32 to 34) indicates that it may continue southwards as noted by the presence of gold in DHE-06-33 which is the southern most hole drilled in this zone. Future drilling is planned to test this extension.

Good Correlation Between Drilling Methods

Reverse circulation drill holes RCHE-07-1 and 2 were drilled adjacent to previous diamond drill holes to test the repeatability of assay values using the two drilling methods. The results indicated good correspondence between the reverse circulation and diamond drill holes. This gives us the confidence needed to utilize the cheaper, faster reverse circulation drilling method for our resource evaluation.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies. Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk tonnage gold prospect in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia. The Company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

QUALIFIED PERSON: William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision. All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis. Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 g nominal sample weight. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QAQC-Protocols.asp.

SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors Esperanza’s Form 20-F filed with the US Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While Esperanza may elect to update these forward-looking statements at any time, the company does not undertake to do so.

For further information contact:

William (Bill) Pincus

(303) 830 0988 Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release

Esperanza
SILVER CORPORATION
Cerro Jumil Project
Morelos, Mexico
Phase III Drilling (2006/2007)
Results not available for DHE-07-40 & DHE-07-41
0
100
200
meters
N
WEST ZONE
DHE-06-34
DHE-06-32
DHE-06-33
RCHE-07-03
RCHE-07-04
RCHE-07-02
RCHE-07-05
RCHE-07-06
RCHE-07-07
RCHE-07-08
RCHE-07-01
Eastward Extension
DHE-07-37
DHE-07-36
DHE-07-38
DHE-06-35
SOUTHEAST ZONE
DHE-07-39
DHE-07-40
DHE-07-41
Legend
2005/2006 Drill Holes
2006/2007 Drill Holes
Potential Extension
of Mineralization